Exhibit 99.1

JX Luxventure Appoints Ms. Ting Ting Jiang as Director of Marketing

Haikou, CHINA, April 13, 2022— JX Luxventure Limited (Nasdaq: LLL) (the “Company”), a service provider delivering comprehensive solutions to global elite families with business segments covering menswear, cross-border merchandise, airfare and tourism, announced today the appointment of Ms. Ting Ting Jiang as the Director of Marketing.

With over 15 years of experience, Ms. Jiang is an expert in brand promotion and marketing. She had worked with several major companies in senior roles, including Chief Operating Officer and Chief Marketing Officer. Her experience included working with companies such as HC Group (02280.HK) and Wetrade Group INC.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company commented: “While our company is nowhere near the size of Ms. Jiang’s previous employers, by joining our company, confirms Ms. Jiang’s confidence in our growth.  I am excited to work with Ms. Jiang to not only promote the brand of Luxventure, and most importantly, to enhance our cooperation with major online platforms to distribute our products.”

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a service provider delivering comprehensive solutions to global elite families. Its business segments cover menswear, cross-border merchandise, airfare, and tourism. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements due to a variety of factors, including those discussed in the Company’s periodic reports filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE JX Luxventure Limited

For further information please contact: